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                           AMERICAN FAMILY HOLDINGS, INC.
                         4220 Von Karman Avenue, Suite 110
                          Newport Beach, California 92660

                                   August 3, 1998

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

               Re:  American Family Holdings, Inc.
                    REGISTRATION STATEMENT ON FORM SB-2 (FILE NO. 333-44199)

Ladies and Gentlemen:

               Pursuant to Rule 477 promulgated by the Commission pursuant to the Securities Act of 1933, as amended, American Family Holdings, Inc. hereby applies to withdraw its registration statement on Form SB-2 (File 333-44199). We have determined to withdraw this registration statement as a part of the restructuring of the transaction proposed in our registration statement on Form S-4 (File No. 333-37161). We have determined that the registration of the additional securities as originally contemplated in the Form SB-2 filing is no longer necessary or in the best interests of the company.

               We do not believe that the withdrawal of the registration statement will in any way compromise the public interest or result in a reduction in the protection of investors.

               We therefore respectfully request that the Commission consent to our proposed withdrawal of the above registration statement on Form SB-2.

               If you any questions, please contact our counsel, David R. Decker, at 213-430-3312 or the undersigned at 1-800-548-0050.

                                             Very truly yours,

                                             AMERICAN FAMILY HOLDINGS, INC.


                                             By   /s/ David G. Lasker
                                               -------------------------------
                                                 David G. Lasker, President
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